	or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units (or 51.0% of our outstanding units if the underwriters' option to purchase additional common units is exercised in full). As a result, you will initially be unable to remove our general partner without its consent, because the selling unitholder will own sufficient units upon completion of this offering to be able to prevent the general partner's removal. See "The Partnership Agreement—Voting Rights".
Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.
U.S. federal income tax consequences	Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately 55.0% of the total cash distributions you receive during that period. See "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions" for the basis of this estimate. See also "Risk Factors—Tax Risks" for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see "Material U.S. Federal Income Tax Consequences".
Non-U.S. tax consequences	We and our general partner have been organized under the laws of the Republic of the Marshall Islands and are expected to be managed and controlled in the United Kingdom. VTTI Operating has been organized under the laws of the Netherlands.

as a result of its owning our general partner, and not by our unitholders. See "Management—Management of VTTI Energy Partners LP" and "Certain Relationships and Related Party Transactions". Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all our outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class is required to remove our general partner. Following the closing of this offering, the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units (or 51.0% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its other direct or indirect interests in us, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our general partner had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of VTTI selling or contributing additional terminaling assets to us, as VTTI would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, VTTI will own, directly or indirectly, approximately 13.0% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), the selling unitholder will own, directly or indirectly, approximately 57.4% of our outstanding units. For additional information about this right, see "The Partnership Agreement—Limited Call Right".

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline. See "The Partnership Agreement—Issuance of Additional Interests".

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by the selling unitholder or other large holders.

After this offering, we will have 20,125,000 common units and 20,125,000 subordinated units outstanding, which includes the common units the selling unitholder is selling in this offering that may be resold in the public market immediately. All of the 20,125,000 subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 2,625,000 common units that are held by the selling unitholder will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by the selling unitholder or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to the selling unitholder. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. See "Units Eligible for Future Sale".

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

- our pro forma capitalization as of March 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the other transactions described under "Prospectus Summary—Formation Transactions".

This table is derived from and should be read together with the historical combined carve-out financial statements of Predecessor and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of March 31, 2014	
	Historical	Pro Forma
	(in US$ millions)	
CASH		
Cash and cash equivalents	$ 56.8	7.5
DEBT		
VTTI Operating Revolving Credit Facility	—	600.0
Term loan (Johore Facility)	$ 193.2	—
Total long-term debt—affiliates	613.9	—
Other long-term debt	1.4	—
Total debt	808.5	600.0
EQUITY		
Owner's equity	$ 652.8	548.8
Limited partners:		
Common units—public	—	119.4
Common units—selling unitholder	—	17.9
Subordinated units—selling unitholder	—	137.3
General partner	—	5.6
Total owner's/partner's equity	652.8	829.0
Total capitalization	$1,461.3	1,429.0

(2) Actual payments of distributions on the common units, subordinated units and general partner units are expected to be $7.1 million for the period between the estimated closing date of this offering (_____) and the end of the fiscal quarter in which the closing date of this offering occurs.

If the underwriters exercise any part of their option to purchase additional common units, the number of common units owned by the selling unitholder will be reduced by the number of common units purchased in connection with any such exercise. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. See "How We Make Cash Distributions—Subordination Period". We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner's initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Because we have not prepared a pro forma condensed statement of income to demonstrate what our pro forma cash available for distribution would have been for the four most recent fiscal quarters and for the fiscal year ended December 31, 2013, it is possible that such amounts may not have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common and subordinated units during those periods.

Forecasted Results of Operations for the Twelve Months Ending June 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending June 30, 2015. We present two tables, consisting of:

- Forecasted Results of Operations for the twelve months ending June 30, 2015, as well as our historical results of operations for the year ended December 31, 2013, for comparative purposes; and

- Forecasted Cash Available for Distribution for the twelve months ending June 30, 2015, as well as our historical cash available for distribution for the year ended December 31, 2013, for comparative purposes,

as well as the significant assumptions upon which the forecasts are based.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined carve-out financial statements of our Predecessor and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We do not, as a matter of course, make public projections as to future revenues, earnings, or other results. However, our management has prepared the prospective financial information set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. The financial forecast has been prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants. Additionally, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management's knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

VTTI ENERGY PARTNERS LP
FORECASTED RESULTS OF OPERATIONS

	Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	(in US$ millions)	
Statement of Operations Data:		
Revenues	$ 311.1	299.2
Operating costs and expenses:		
Operating costs	88.5	88.9
Depreciation and amortization	75.4	67.4
Selling, general and administrative	28.7	22.9
Loss on disposal of property, plant and equipment	—	0.9
Total operating expenses	192.6	180.1
Total operating income	118.5	119.1
Other income (expense):		
Interest expense, including affiliates	(25.0)	(30.0)
Other finance expenses	(1.2)	(1.0)
Net loss foreign currency transaction	—	(0.4)
Total other expense, net	(26.2)	(31.4)
Income before income tax expense	92.3	87.7
Income tax expense	(21.6)	(17.7)
Net income	70.7	70.0
Non-controlling interest	49.3	46.8(a)
Net income attributable to parents' equity	$ 21.4	23.2
General partner's interest in net income	$ 0.4	0.5
Limited partners' interest in net income	21.0	22.7
Net income per:		
Common unit	$ 0.52	0.57
Subordinated unit	$ 0.52	0.57
General partner unit	$ 0.52	0.57

(a) Includes $5.5 million of non-controlling interest attributable to third parties and $41.3 million of non-controlling interest attributable to the selling unitholder's 64.0% economic interest in VTTI Operating.

See the accompanying summary of significant accounting policies and forecast assumptions.

When considering our forecast of cash available for distribution for the twelve months ending June 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings "Forward-Looking Statements" and "Risk Factors" elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

VTTI ENERGY PARTNERS LP
FORECASTED CASH AVAILABLE FOR DISTRIBUTION(1)

	Quarter Ending(2)				Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015		
	(in US$ millions, except per unit amounts)					
Adjusted EBITDA(3)	$ 46.1	$ 49.1	$ 49.2	$ 56.1	$200.5	$187.0
Adjustments for cash items and maintenance capital expenditures:						
Less:						
Cash interest expense	(6.1)	(6.2)	(6.3)	(6.4)	(25.0)	(30.0)
Cash interest income	—	—	—	—	—	—
Cash income tax expense	—	—	—	—	—	—
Maintenance capital expenditures	(6.8)	(6.8)	(7.0)	(7.0)	(27.6)	(28.4)
Cash flow attributable to non-controlling interest	(22.5)	(24.4)	(24.4)	(29.0)	(100.3)	(84.8)
Cash available for distribution	$ 10.7	$ 11.7	$ 11.5	$ 13.7	$ 47.6	$ 43.8
Expected distributions:						
Distributions to public common unitholders	4.6	4.6	4.6	4.6	18.4	18.4
Distributions to the selling unitholder—common units	0.7	0.7	0.7	0.7	2.8	2.8
Distributions to the selling unitholder—subordinated units	5.3	5.3	5.3	5.3	21.2	21.2
Distributions to general partner units	0.2	0.2	0.2	0.2	0.8	0.8
Total distributions(4)	$ 10.8	$ 10.8	$ 10.8	$ 10.8	$ 43.2	$ 43.2
Excess cash	(0.1)	0.9	0.7	2.9	4.4	0.7
Minimum quarterly distribution per unit	0.2625	0.2625	0.2625	0.2625	1.05	1.05
Aggregate distributions based on minimum quarterly distribution	10.8	10.8	10.8	10.8	43.2	43.1
Percent of minimum quarterly distributions payable to common unitholders	100.0	100.0	100.0	100.0	100.0	100.0
Percent of minimum quarterly distributions payable to subordinated unitholder	100.0	100.0	100.0	100.0	100.0	100.0

(1) The forecast is based on the assumptions set forth in "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions".

(2) The sum of forecast amounts for the four quarters may not equal the twelve month totals due to the effects of rounding.

(3) For a definition of Adjusted EBITDA, see "Selected Historical Financial and Operating Data". The following table reconciles Adjusted EBITDA to net income, its most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the twelve months ending June 30, 2015:

	Quarter Ending(2)				Twelve Months Ending June 30, 2015	Year Ended December 31, 2013
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015		
	(unaudited) (in US$ millions)					
Net income	$16.1	$20.0	$17.8	$16.8	$ 70.7	$ 70.0
Interest expense, including affiliates	6.1	6.2	6.3	6.4	25.0	30.0
Other items(a)	0.6	(1.8)	0.5	8.5	7.8	1.9
Depreciation and amortization	18.5	18.5	19.2	19.2	75.4	67.4
Income tax expense	4.8	6.2	5.4	5.2	21.6	17.7
Adjusted EBITDA	$46.1	$49.1	$49.2	$56.1	$200.5	$187.0

(a) Other items consist of non-cash items in operating expenses and anticipated timing differences between the recognition and receipt of revenues.

(4) Assumes the underwriters' option to purchase additional common units is not exercised.

Forecast of Compliance with Debt Covenants

Our ability to make distributions could be affected if we do not remain in compliance with the restrictions and covenants of our financing agreements. Our terminals are subject to several financing agreements, which we anticipate will be amended in connection with this offering. We have assumed that we will be in compliance with all of the covenants in such financing agreements during the forecast period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further description of our financing agreements, including these financial covenants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the selling unitholder will own our general partner and will own 2,625,000 common units and 20,125,000 subordinated units, representing a 55.4% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. Our general partner will own all of our incentive distribution rights. In addition, our general partner will own 821,429 general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in connection with this offering

- 20,125,000 common units and 20,125,000 subordinated units to be issued to the selling unitholder;

- 821,429 general partner units representing a 2.0% general partner interest in us;

- 100% of our incentive distribution rights to be issued to our general partner; and

- $327,250,000 in cash from the net proceeds received by the selling unitholder for the common units it is selling in the offering.

See "Prospectus Summary—Formation Transactions" for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by the selling unitholder after giving effect to this offering represent a 55.4% limited partner interest in us, assuming no exercise of the underwriters' option to purchase additional common units. For more information, see "The Partnership Agreement— Voting Rights" and "The Partnership Agreement— Amendment of the Partnership Agreement".

Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98.0% of available cash to unitholders (including the selling unitholder, the owner of our general partner and the holder of 2,625,000 common units and all of our subordinated units).

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level. We

Tax Status

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our general partner is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the right of our general partner to dissolve our partnership with the approval of the holders of a unit majority.

The provisions of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, affiliates of our general partner will own, directly or indirectly, 57.4% of our outstanding units, assuming no exercise of the underwriters' option to purchase additional common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash Upon Liquidation". The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. See "—Transfer of General Partner Interest".

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See "—Termination and Dissolution".

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than $66\,^2/_3\%$ of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than $33\,^1/_3\%$ of the outstanding units by our general partner and its affiliates would provide the practical ability to prevent our general partner's removal. At the closing of this offering, affiliates of our general partner will own, directly or indirectly, 57.4% of the outstanding units, assuming no exercise of the underwriters' option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

management. If any person or group acquires beneficial ownership of more than 20% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 20% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors of our general partner will not be subject to this 20% limitation.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days' written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner's right to purchase outstanding partnership interests, a holder of partnership interests may have the holder's partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units" and "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units".

At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, the selling unitholder, the sole member of our general partner, will own 13.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' option to purchase additional common units and conversion of all of our subordinated units into common units, the selling unitholder will own, directly or indirectly, 57.4% of our outstanding units.

Meetings; Voting

Except as described below regarding a person or group owning more than 20% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be